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                                                                     EXHIBIT (g)

              TRANSCRIPT OF STATEMENTS TO BE MADE TO STOCKHOLDERS
                BY OFFICERS/EMPLOYEES OF STIFEL FINANCIAL CORP.
                          REGARDING SELF-TENDER OFFER

I am [Name of officer/employee], [title] of Stifel Financial Corp.

On September 5, 2003 Stifel Financial Corp. commenced a tender offer for up to 850,000 shares of our common stock for $13.25 per share. By now, you should have received the materials in the mail regarding this offer. We note, that as of yesterday, the depositary, UMB Bank, has not yet received your letter of transmittal noting your election to participate in the offer and tender your shares.

While we make no recommendation as to whether you should tender your shares, I would like to point out that the price being offered, $13.25 per share represents a premium over the pre-commencement market price of our stock. In addition, our stock typically trades in low volumes in the open market. This tender offer presents the opportunity to sell your shares, at a pre-determined price without incurring the usual transaction costs associated with open market sales.

If you decide to tender your shares, you must follow the instructions contained in the offer to purchase and the accompanying letter of transmittal that were mailed to you and send the appropriate materials to UMB Bank at the address indicated on the back cover of the offer to purchase.

We suggest you consult your investment and tax advisers before deciding to tender your shares. If you have questions concerning the offer, please read the offer to purchase or call Thomas A. Prince, our Senior Vice President and General Counsel at 314-342-2000.

Thank you for your time.